ROCSOP-Government Securities Portfolio

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Portfolio. Accordingly, the following amounts have been reclassified for December 31, 2003. Net assets of the Portfolio were unaffected by the reclassifications.

                        INCREASE TO             REDUCTION TO
                        ACCUMULATED             ACCUMULATED NET
INCREASE TO             NET INVESTMENT          REALIZED GAIN ON
PAID-IN CAPITAL         INCOME                  INVESTMENTS(3)
-----------------------------------------------------------------
$30,688                 $2,847                  $33,535

3. $30,688, all of which was long-term capital gain, was distributed in connection with Portfolio share redemptions.